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                                                                 Exhibit (c)(14)

January 6, 1999




Mr. Jose Roberto Lenhard
Rua Cristovao Colombo, 603
Apto 702
Novo Hamburgo-RS-Brasil  93.510.320

Dear Jose:

Penobscot Shoe Company is deeply grateful to you for your willingness to remain as our Independent Commercial Agent in Brazil, particularly in light of Paul Hansen's unexpected death.

The Company views your continued allegiance and dedication to your responsibilities as most essential to the Company's success in normal operating periods, as well as in periods of unsolicited tender offers for our shares, other takeover bids or any transaction which will result in a change of control in the Company.

For purposes of this letter, change of control of the Company shall be deemed to have taken place if, as a result of: a tender offer or exchange offer for the stock of the Company; merger or consolidation of the Company; sale or other disposition of the Company of substantially all of the assets not in the normal course of business; issuance of stock or other securities of the Company; adoption of any plan or proposal for liquidation or dissolution of the Company; reclassification of securities, recapitalization, merger; or contested election or any combination of the foregoing transactions, any person (including an individual or group of individuals or any corporation, partnership or other entity) controls or has the power to vote (directly or indirectly or in combination of one or more affiliates or associates as those terms are defined in Rule 12B-2 of the Securities Exchange Commission as it now exists) more than 50% of the voting securities of the Company or succeeds to the business of the Company.

In recognition of the foregoing and of further consideration for your continuing as our Independent Commercial Agent in Brazil, in the event that within one year after the effective date of the change of control of the Company, your relationship with the Company terminates, either voluntarily or involuntarily, other than by reason of death, disability, willful misconduct or
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retirement, the Company will pay to you upon your request at your option either
(i) a lump sum payment in an amount equal to your compensation within the prior 12 months, reduced by the months elapsed since the effective date of the change of control (the Contract Period), or (ii) monthly payments prorated, equal in the aggregate to such lump sum payment.

Whichever method you choose, you shall, as a condition of payment, covenant to retain in confidence any confidential information known to you concerning the Company and its business so long as such information is not publicly disclosed, for a period of two years following the date of your termination.

This agreement shall be binding upon and inure to the benefit of you, your personal representative and the Company and any successor to the Company. Neither this agreement nor any rights arising hereunder may be assigned or pledged by you. If you wish to accept this agreement, please so indicate by signing and returning the duplicate original of this letter whereupon this letter shall constitute a binding agreement between you and the Company.

                                            Very truly yours,



                                            PENOBSCOT SHOE COMPANY

                                                 /s/ Irving Kagan
                                            By: _______________________________
                                                 Irving Kagan
                                                 Chairman of the Board

                                            AGREED TO:


                                            /s/ Jose Roberto Lenhard
                                            ___________________________________
                                            Jose Roberto Lenhard